02018836

3/13/02

3-22-02

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-12446

SEC MAIL RECEIVED MAR 01 2002 PROCESSING

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

SEAWAY INVESTMENT COMPANY, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1275 PECK STREET
(No. and Street)

MUSKEGON (City) MI (State) 49441 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

RUSSELL S. CLOETHINGH, JR. AND/OR STEPHON P. VANDERWATER (231)726-5081
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BRICKLEY DELONG, P.C.
(Name — *if individual, state last, first, middle name*)

500 TERRACE PLAZA, P.O. BOX 999 (Address) MUSKEGON, (City) MI (State) 49443-0999 (Zip Code)

CHECK ONE:
- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 26 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, STEPHON P. VANDERWATER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SEAWAY INVESTMENT COMPANY, INC., as of DECEMBER 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Stephon P. VanderWater
Signature

DIRECTOR
Title

Francene C. Taylor 12/19/05
Notary Public Muskegon County Michigan

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.-N/A
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.-N/A
- [x] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.-EXEMPT UNDER K-1
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.-EXEMPT UNDER K-1
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.-EXEMPT UNDER K-1
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.-N/A NOT CONSOLIDATED
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.-N/A
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit. N/A

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Seaway Investment Company, Inc.

FINANCIAL STATEMENTS AND INDEPENDENT AUDITORS' REPORT

December 31, 2001

CONTENTS

BRICKLEY DELONG
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

January 29, 2002

Board of Directors
Seaway Investment Company, Inc.
Muskegon, Michigan 49441

We have audited the accompanying statement of financial condition of Seaway Investment Company, Inc. as of December 31, 2001 and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Seaway Investment Company, Inc. at December 31, 2001 and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is prepared in accordance with the requirements and general format of FOCUS Form X-17A-5 and is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Brickley DeLong, P.C.

500 Terrace Plaza • P.O. Box 999 • Muskegon, MI 49443
PHONE (231) 726-3157 • FAX (231) 722-0260

704 State St. • Hart, MI 49420
PHONE (231) 873-1040 • FAX (231) 873-0602

Seaway Investment Company, Inc.
STATEMENT OF FINANCIAL CONDITION
December 31, 2001

ASSETS

Cash	$	9,093
Marketable securities (note A1)		158,256
	$	167,349

LIABILITIES AND STOCKHOLDER'S EQUITY

Demand note payable to stockholder	$	3,300
Stockholder's equity		
Common stock—authorized;		
issued and outstanding 2,000 shares		57,533
Retained earnings		106,516
		164,049
	$	167,349

The accompanying notes are an integral part of this statement.

Seaway Investment Company, Inc.

STATEMENT OF INCOME

Year ended December 31, 2001

Revenues	
Commissions	$ 2,138
Interest and dividends	4,705
	6,843
Expenses	
Licenses and fees	796
Professional fees	1,785
Net depreciation in fair value of securities	27,735
	30,316
Loss before income taxes	(23,473)
City income taxes	156
Net loss	$ (23,629)

The accompanying notes are an integral part of this statement.

Seaway Investment Company, Inc.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
Year ended December 31, 2001

	Common Stock		Retained	Total Stockholder's
	Shares	Amount	Earnings	Equity
Balances at January 1, 2001	2,000	$ 57,533	$ 130,145	$ 187,678
Net loss	-	-	(23,629)	(23,629)
Balances at December 31, 2001	2,000	$ 57,533	$ 106,516	$ 164,049

The accompanying notes are an integral part of this statement.

Seaway Investment Company, Inc.
STATEMENT OF CASH FLOWS
Year ended December 31, 2001

Cash flows from operating activities	
Cash collections for commissions	$ 2,138
Cash collections for interest and dividends	4,705
Cash payments for licenses and fees	(796)
Cash payments for professional fees	(1,785)
Cash payments for taxes	(156)
Net cash provided by operating activities	4,106
Cash flows from investing activities	
Purchase of marketable securities	(2,011)
INCREASE IN CASH	2,095
Cash at beginning of year	6,998
Cash at end of year	$ 9,093

Reconciliation of net loss to net cash provided by operating activities	
Net loss	$ (23,629)
Adjustments to reconcile net loss provided by operating activities	
Net depreciation in fair value of securities	27,735
Net cash provided by operating activities	$ 4,106

The accompanying notes are an integral part of this statement.

Seaway Investment Company, Inc.
NOTES TO FINANCIAL STATEMENTS
December 31, 2001

NOTE A—SUMMARY OF ACCOUNTING POLICIES

Seaway Investment Company, Inc. is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company serves customers primarily in the western Michigan area.

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows.

1. Securities Transactions

Marketable securities which consist primarily of mutual funds are valued at market value.

2. Income Taxes

The Company is taxed as an S corporation under provisions of the Internal Revenue Code, which provides that, in lieu of corporation income taxes, the stockholder is taxed on the Company's taxable income. Therefore, no provision or liability for federal income taxes is presented in these financial statements.

3. Statement of Cash Flows

For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, that are not held for sale in the ordinary course of business.

4. Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures.

NOTE B—NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2001, the Company had net capital of $137,470, which was $132,470 in excess of its required net capital of $5,000.

SUPPLEMENTAL INFORMATION

Seaway Investment Company, Inc.

SCHEDULE I

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

As of December 31, 2001

Net capital	
Total stockholder's equity	$ 164,049
Additions	-
Deductions	
Securities not readily marketable	3,300
Net capital before haircuts on securities positions	160,749
Haircuts on securities	
Debt securities	36
Other securities	23,243
	23,279
Net capital	$ 137,470
Aggregate indebtedness	$ 3,300
Computation of basic net capital requirement	
Minimum net capital required—Company	$ 5,000
Ratio: Aggregate indebtedness to net capital	.02 to 1

There were no material differences in net capital and the reserve requirements at December 31, 2001 between the audited numbers and those reported on the Company's FOCUS report.

Schedules II, III and IV are not required as the Company is exempt under Rule 15c3-3(k)(1).

BRICKLEY DELONG
CERTIFIED PUBLIC ACCOUNTANTS

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

January 29, 2002

Board of Directors
Seaway Investment Company, Inc.
Muskegon, Michigan 49441

In planning and performing our audit of the financial statements and supplemental schedule of Seaway Investment Company, Inc. for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.
2. Recordation of differences required by rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

500 Terrace Plaza • P.O. Box 999 • Muskegon, MI 49443
PHONE (231) 726-3157 • FAX (231) 722-0260

704 State St. • Hart, MI 49420
PHONE (231) 873-1040 • FAX (231) 873-0602

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, NASD Regulation, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be used by anyone other than these specified parties.

Brickley DeLong, P.C.